FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period March 22, 2005

SANPAOLO IMI S.p.A.

 (Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

PRESS RELEASE

Sanpaolo Imi Group: consolidated financial statements for 2004 approved.

NET INCOME: 1,393 MILLION EURO (+43.3% ON 2003)

RoE: 12.1% (9% IN 2003)

DIVIDEND: 0.47 € PER SHARE

POSTIVE IMPACT OF IAS ON SHAREHOLDERS’ FUNDS EXPECTED FOR 1H 2005 (250/300 MILLION EURO) AND CONSOLIDATED NET INCOME (MORE THAN 100 MILLION EURO)

• The principal aggregates of the Group grew against 2003:

•                  Net interest and other banking income was 7,592 million euro (+1.6%), thanks to the positive development in net commissions (+6.7%) and profits from companies carried at equity and dividends from shareholdings (+30%)

•                  Customer financial assets grew (+2.6%): in 2004 direct deposits grew 2.6% on 2003 and indirect deposits 2.5%. In asset management the Group grows and retains its number one position in the domestic market. The positive trend in asset administration (+5.6%) and life technical reserves (+20.6%) continued

•                  Operating income was 2,890 million euro (+6.9%) and the cost/income ratio improved

•                  Ordinary income was 1,953 million euro (+15.8%), thanks also to the high asset quality which meant in total lower provisions and net adjustments to loans and financial fixed assets (-14.1%)

•                  The embedded value of the Group’s life business grew, reaching 2,433 million euro, with an embedded increase of 283 million euro and 497 million value added in the year

•                  The Group’s solvency ratios were further reinforced: Core tier 1 ratio 7.4%, Tier 1 ratio 8.1% and Total risk ratio 12%

• The company financial statements show net income of 1,036 million euro (+37% on 2003)

• The dividend proposed to the Shareholders’ Meeting will be 0.47 euro per share (+20.6% against 2003), with a dividend yield of 4.78% on the basis of the average share price in 2004 and a payout ratio against net income of 63%.

• The transition to international accounting principles IAS/IFRS is envisaged for 1H FY 2005. Preliminary estimates for the Group suggest a positive effect on the net consolidated balance sheet of 250/300 million euro and more than 100 million euro on consolidated net income.

• The Board of Directors of SANPAOLO IMI has also made the annual check on the independence of the Company’s Directors.

Turin, 22 March 2005 – The Board of Directors today approved the results of the Sanpaolo IMI Group to 31 December 2004, which show a positive development in the principal operating items against 2003.

In  2004 the Group improved its net interest and other banking income (+1.6%) to 7,592 million euro, thanks above all to the growth in net commissions (+6.7%) and profits from companies carried at equity and dividends from shareholdings (+30%). Operating income was 2,890 million euro (+6.9%) and benefited, in addition to revenue growth, also from significant operating cost containment actions.

Ordinary income was 1,953 million euro (+15.8%).

The quality of the loan portfolio remained high, thanks to the rigorous criteria used for lending and prudential provisioning policies extended to all the banking networks, as demonstrated by the total of net doubtful loans, slightly down on an annual basis (-0.2%) and the net non-performing loans/net loans ratio which remained excellent (1%).

Net income was thus 1,393 million euro, up 43.3% on the 972 million in the previous year: RoE reached 12.2% against 9% in 2003.

The results achieved are in line with the growth outlined and the market consensus:  the validity of the actions undertaken from 2003 is confirmed. These actions were designed to improve income margins leading to a net result superior to budget.

The Group’s new Industrial Plan will be finalised in 2005.

***

Group net interest and other banking income was 7,592 million euro, thanks above all to the positive performance in commission revenues.

Net interest income in 2004 was 3,569 million euro. The fall of 4% compared to the preceding year was due largely to the deterioration of the average unit spread  (contraction in market rates and lower returns from fund imbalances, only in part compensated for the volumes generated. Average interest earning assets of the Group increased by 0.5% on 2003, thanks to the expansion of the securities portfolio; the interesting bearing liabilities were instead stable.

Net loans to customers at the end of December 2004 amounted to 119.9 billion euro (-2%) also because of performing lease securitisation. The fall was the result of a contraposition between the increase in medium- and long-term loans (+3.2%), which only in part counterbalanced the change in short-term financings (-11.8%).

In medium- and long-term loans the strong performance in loans to the retail sector (4 billion euro in property loans through the domestic banking network, up by 4.9% on 2003) and loans for public works and infrastructure (Banca OPI total loans at the end of December were 18.8 billion euro) continued.

Direct deposits amounted to 135.2 billion euro, up 2.6% on an annual basis.

At the end of the year the Group’s domestic market share was 10% in loans and 9.9% in direct deposits.

Group net commissions amounted to 3,240 million euro, up 6.7% on the previous year. Commission income benefited from the bounceback in financial markets and positive growth in life policies: revenues were driven by management, trading and consultancy (+7.2%), thanks to the performance in asset management (+11.3%). Commissions from management, trading and consultancy represented some 60% of the total and were higher by 128 million compared to 2003. The development was due to both the positive performance effect and customer choice towards a product mix more directed to equity funds and life policies.

Good results from the traditional banking areas, such as financings and guarantees (+18.5%) and deposits and current accounts (+8.8%) should also be noted.

The commission flow in the fourth quarter was 844 million euro, the highest in 2004.

Indirect deposits amounted to 242.2 billion euro, up 2.5% on an annual basis, thanks to both the management and administration categories. The movement in asset management (+0.5% from the end of December 2003) was due to net inflows from the distribution networks in insurance, and from the revaluation of total assets under management, which compensated for the disinvestments from mutual funds and GPM management portfolios. In the 12 months there was a repositioning in mutual funds to equities and bonds, with respective shares growing from 23.6% to 24.8% and from 41.5% to 44.3%, while liquidity funds fell.

The SANPAOLO IMI Group continues to hold the number one position in Italy mutual funds, with a domestic market share of 20.1% at the end of December.

Life technical reserves confirmed the growth already shown in 2003 (+20.6% against 2003): life products represented one of the forms of investment preferred by customers, which showed a renewed interest in traditional products, in which, during 2004, the Group’s product offer was enhanced. The net flow from the distribution networks in 2004 was 5.5 billion euro and took life technical reserves to 40.4 billion euro.

At the end of December 2004 the stock assets under management was 144.5 billion euro. Assets under administration amounted to 97.8 billion euro (+5.6% on an annual basis).

In total, financial assets of customers at the end of December 2004 were 377.4 billion euro, up 2.6% on 2003.

Profits from financial transactions and dividends on shares were 432 million euro against 447 million euro in 2003 (-3.4%).

Profits from companies carried at equity and dividends on shareholding were 351 million euro (+30%) at the end of year: the growth benefited above all from the increase in income from the insurances companies, whose business expanded significantly. It should be noted that in 2004 the Group rationalised its insurance business, bringing together all the companies in Assicurazioni Internazionali di Previdenza (A.I.P.).

Operating income was 2,890 million euro, up 6.9% on 2003, thanks also to an attentive cost containment policy.

Administrative expenses were 4,565 million euro, down 1% on 2003.

Personnel costs (2,803 million euro) fell by 1.3% thanks to containment actions and personnel optimisation through the “Fondo di Solidarietà” (Fondo di Solidarietà per the sostegno del reddito, dell’occupazione and della riconversione and riqualificazione professionale del Personale del Credito - Social Support Fund) and rationalisation in the corporate centre and integration of the banking distribution networks. These led to a reduction in the number of Group employees (-2.8% in average terms) and lower costs such as to compensate for the ordinary changes in remuneration, including the increases in the renewal of the national labour contract (CCNL), which meant for 2004 an increase of 1.9%, beyond contractual holidays from April.

Other administrative expenses were 1,510 million euro (-0.1%), less than the inflation rate (+2.2%): IT expenses, approximately 28% of the total, were reduced by 2.6%, benefiting from the integration of IT systems of the Group.

The cost/income ratio in 2004 fell to 63.5%, with an improvement of 1.8 percentage points on 2003.

Ordinary income reached 1,953 million euro (+15,8%), above all thanks to the high asset quality which in total required lower provisions and net adjustments to loans and financial fixed assets.

Goodwill adjustments, merger and adjustments differences were 199 million euro (+25.9% on 2003): the increase was largely due to value adjustment of 40 million euro on the shareholding in Cassa dei Risparmi di Forlì.

Provisions and net adjustments to loans and financial fixed assets amounted to 738 million euro, against 859 million in 2003 (-14,1%).

The net flow includes 231 million euro per risk provisions and charges and 525 million euro for provisions and adjustments for credit risks (-27,5% against 724 million in 2003), which last year included 90% provisions to exposure to Gruppo Parmalat (273 million euro) and total provision for Gruppo Cirio (10 million euro). Loan risk adjustments in 2004 also included cover for the prestito convertendo (convertible facility) FIAT (14 million euro).

The net flow includes, also, 18 million euro in netwritebacks in financial fixed assets (60 million net in 2003): the writeback for SCH of 122 million euro partially balanced the provision against the purchase of a stake in Cassa dei Risparmi di Forlì and adjustment made to Hutchison 3G Italia (61 million euro) and FIAT (5 million).

In 2004 the total reserve on loans of the Group were 1,174 million euro, 1% of the performing portfolio (0.9% in 2003): the reserve includes 167 million to cover the option connected to the FIAT convertible facility.

Compared to 2003 net non-performing loans fell 0.9% (1,161 million euro against 1,171 in 2003), while problem loans, restructured loans and loans in course of restructuring (1,361 million euro against 1,348 in 2003) rose by 1%: coverage ratios were respectively 74,9% and 30.9%.

Asset quality, notwithstanding difficult circumstances, remained high and group credit risk was always at good levels: the ratio of NPLs/net loans to customers as problem loans and loans in course of restructuring/ net loans to customers were respectively 1% and 1.1%.

It should be noted that from 2003 the Group adopted risk management methodologies in line with Basle 2. In 2004 the Group made substantial investments to refine and enhance its risk measurement and organisational and technological support.

Gross income was 2.01 million euro (+26.9%), thanks to the growth in extraordinary net revenues, 148 million euro against 32 million in extraordinary net charges in 2003: this includes the capital gain of 55 million euro from the sale of the remaining 30% of Finconsumo to SCH and 61 million in capital gains from Group property rationalisation.

The tax rate was 31.3%, less than 2003, mostly because of the new regime on charges and revenues in shareholding from 2004 and, also, a percentage point reduction in corporate income tax and benefits from the Consolidated Income Tax code (article 117 et seqq.).

Net income was thus 1,393 million euro, up 43.3% on 2003.

The strong contribution of the Group’s insurance companies helped the net result: the consolidated embedded value at the end of the year, net of minorities, was 2,433 million euro, up 283 million euro on end-2003 (recalculated pro forma for the reorganisation of the Group’s activities. The added value for the year in this sector was 497 million euro and includes the change in embedded value, net dividends distributed during the year and net income associated with life business vita generated in Group companies other than A.I.P.

At the end of 2004 the Group’s solvency ratios were 7.4% (the Core tier 1 ratio), 8,1% (Tier 1 ratio) and 12% (Total risk ratio).

At the end of 2004 the Group had a network of 3,205 branches, with a branch market share in Italy of 10.4%, 131 branches and representative offices abroad, more than 42,000 employees and 4,300 financial advisers.

The company financial statements for 2004 show net income of 1,036 million euro (+37% against 2003).

The Shareholders’ Meeting, called for next 28 and 29 April, respectively on first and second call, the distribution of a dividend of € 0.47 (with full tax credit, where due) will be proposed. Ex-dividend and payment dates will be respectively 23 and 26 May 2005. The dividend means an increase for Shareholders of 15% against 2003 with a return of 4.58% on the average SANPAOLO IMI share price in 2004.

The results are reported in detail in the attached income statement and balance sheet.

PricewaterhouseCoopers SpA will as usual, audit the Consolidated Financial Statements.

***

Change to international accounting principles

For the introduction of IAS/IFRS, the Sanpaolo IMI Group launched in December 2002 a project to plan and implement the necessary steps. In 2004, the research relating to “IAS compliant - Manuale dei Principi Contabili di Gruppo” was completed. It is the Parent Bank’s comprehensive approach and covers also the subsidiaries.

Training throughout the Parent Bank and its subsidiaries were also employed.

The Board of Directors of the Parent Bank has decided to adopt IAS from the accounts for 2005 and will included in 1H FY 2005. The Group’s auditors’ Report will be included.

The Group’s first estimate of the IAS/IFRS impact on the consolidated balance sheet is positive (approximately 250/300 million euro), following the criterion of net present value as required by IAS/IFRS. The new principles will make a difference to net shareholders’ funds of approximately 250 million euro relating to the Group’s property portfolio, net of possible portfolio revaluations not currently considered.

Other potential impacts are not expected to have a substantial effect on the consolidated financial statements.

In income terms,  (IFRS 3) and from 1 January 2005 financial institutions (IAS 32 and 39) and insurance contracts (IFRS 4), suggest an increase in net income of more than 100 million euro. This is due to lower amortisation, other effects excluded or not substantial.

Further details on the process in course are reported in the Annual Report under “Supplementary information – The transition to international accounting principles IAS/IFRS”.

***

The Board of Directors of SANPAOLO IMI also made the annual check on the independence of the Company’s Directors, in the light of the norms contained in the Codice di Autodisciplina delle Società Quotate, confirming that the “independent” non-executive Directors are considered to be:

Maurizio BARRACCO

Giuseppe FONTANA

Emilio OTTOLENGHI

Orazio ROSSI

Gianguido SACCHI MORSIANI

Enrico SALZA

Mario SARCINELLI

Alberto TAZZETTI

The report on the system of corporate governance and adherence to the code of self-discipline will be made available together with the documentation for the Shareholders’ Meeting to approve the financial statements and published on the Group’s website at www.grupposanpaoloimi.com.

The US Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This release contains forward-looking statements which reflect management’s current views on certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Furthermore, certain forward-looking statements are based upon assumptions of events which may not prove to be accurate. The following could cause actual results to differ materially from those projected or implied in any forward-looking statements: competitive conditions or unexpected changes in the markets served by Sanpaolo IMI, fiscal policy or plans in Italy or the European Union, unexpected turbulence in interest rates, foreign exchange rates or equity prices, regional or general changes in asset valuations, the business and financial condition of the company or its customers, Italian and foreign laws, regulations and taxes and the adequacy of loss reserves and general economic conditions in Italy and in other countries where Sanpaolo IMI conducts its business. These factors should not be considered as exhaustive. Because of such uncertainties and risks, readers should not place undue reliance on such forward-looking statements, which speak only as of the date of this release. Sanpaolo IMI assumes no responsibility to update any such forward-looking statements.

Torino	011/555.7747 - Telefax	011/555.6489	Tel. 011/5552593 – Telefax 011/5552989
Bologna	051/6454411		e-mail: investor.relations@sanpaoloimi.com
Napoli	081/7913419
e-mail: infomedia@sanpaoloimi.com
(www.grupposanpaoloimi.com)

Reclassified consolidated statement of income

	2004	2003 pro-forma (1)	Change 2004/2003
	(€/mil)	(€/mil)	pro-forma(%)
NET INTEREST INCOME	3.569	3.716	-4,0
Net commissions and other net dealing revenues	3.240	3.036	+6,7
Profits and losses from financial transactions and dividends on shares	432	447	-3,4
Profits from companies carried at equity and dividends from shareholdings	351	270	+30,0
NET INTEREST AND OTHER BANKING INCOME	7.592	7.469	+1,6
Administrative costs	-4.565	-4.610	-1,0
• personnel	-2.803	-2.841	-1,3
• other administrative costs	-1.510	-1.512	-0,1
• indirect duties and taxes	-252	-257	-1,9
Other operating income, net	320	329	-2,7
Adjustments to tangible and intangible fixed assets	-457	-484	-5,6
OPERATING INCOME	2.890	2.704	+6,9
Adjustments to goodwill and merger and consolidation differences	-199	-158	+25,9
Provisions and net adjustments to loans and financial fixed assets	-738	-859	-14,1
• provisions for risks and charges	-231	-195	+18,5
• adjustments to loans and provisions for guarantees and commitments	-525	-724	-27,5
• net adjustments to financial fixed assets	18	60	-70,0
INCOME BEFORE EXTRAORDINARY ITEMS	1.953	1.687	+15,8
Net extraordinary income	148	-32	n.s.
INCOME BEFORE TAXES	2.101	1.655	+26,9
Income taxes for the period	-658	-644	+2,2
Change in reserves for general banking risks	-2	9	n.s.
Income attributable to minority interests	-48	-48	—
NET INCOME	1.393	972	+43,3

(1)       To ensure a greater comparability with 2003, the items concerning dividend taxation included in “Profits from companies valued at net equity and dividends from shareholdings” are restated in “Taxes for the period”.

Quarterly analisys of the Reclassified consolidated statement of income

	2004					2003
							Third	Second	First
	Fourth	Third	Second	First	Average	Fourth	quarter	quarter	quarter	Average
	quarter	quarter	quarter	quarter	quarter	quarter	pro-forma	pro-forma	pro-forma	quarter
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
NET INTEREST INCOME	867	891	907	904	892	921	939	932	924	929
Net commissions and other net dealing revenues	844	794	817	785	810	855	786	713	682	759
Profits and losses from financial transactions and dividends on shares	175	62	114	81	108	108	76	178	85	112
Profits from companies carried at equity and dividends from shareholdings	76	84	102	89	88	61	63	90	56	68
NET INTEREST AND OTHER BANKING INCOME	1.962	1.831	1.940	1.859	1.898	1.945	1.864	1.913	1.747	1.868
Administrative costs	-1.192	-1.115	-1.143	-1.115	-1.141	-1.214	-1.128	-1.152	-1.116	-1.153
• personnel	-729	-686	-695	-693	-701	-735	-696	-713	-697	-710
• other administrative costs	-409	-363	-380	-358	-378	-422	-365	-372	-353	-378
• indirect duties and taxes	-54	-66	-68	-64	-63	-57	-67	-67	-66	-64
Other operating income, net	89	72	83	76	80	85	82	81	81	82
Adjustments to tangible and intangible fixed assets	-138	-112	-107	-100	-114	-148	-113	-116	-107	-121
OPERATING INCOME	721	676	773	720	723	668	705	726	605	676
Adjustments to goodwill and merger and consolidation differences	-91	-36	-37	-35	-50	-43	-35	-46	-34	-40
Provisions and net adjustments to loans and financial fixed assets	-195	-178	-215	-150	-185	-474	-71	-180	-134	-215
• provisions for risks and charges	-122	-31	-51	-27	-58	-88	-44	-36	-27	-49
• adjustments to loans and provisions for guarantees and commitments	-155	-103	-137	-130	-131	-432	-122	-102	-68	-181
• net adjustments to financial fixed assets	82	-44	-27	7	5	46	95	-42	-39	15
INCOME BEFORE EXTRAORDINARY ITEMS	435	462	521	535	488	151	599	500	437	421
Net extraordinary income	76		13	59	37	179	-38	-215	42	-8
INCOME BEFORE TAXES	511	462	534	594	525	330	561	285	479	413
Income taxes for the period	-75	-181	-212	-190	-165	-133	-209	-113	-189	-161
Change in reserves for general banking risks	-2			—	-1	3	6	—	—	2
Income attributable to minority interests	2	-15	-17	-18	-12	-14	-13	-12	-9	-12
NET INCOME	436	266	305	386	347	186	345	160	281	242

(1)  The pro forma data for the first three quarters of 2003 have been prepared to allow a comparison on a consistent basis. the pro forma figures reflect, as per usual, the line-by-line consolidation of Inter-Europa Bank and proportional consolidation of Cassa dei Risparmi di Forlì from 1 January 2003, as well as the exclusion from line-by-line consolidation of Banque Sanpaolo and proportional consolidation of Finconsumo Banca from the same date. Only for the second and third quarters of 2003, the items concerning dividend taxation included in “Profits from companies valued at net equity and dividends from shareholdings” are restated in “Taxes for the period

Reclassified consolidated Balance Sheet

			Change 31/12/04-
	31/12/2004	31/12/2003	31/3/03
	(€/mil)	(€/mil)	(%)
ASSETS
Cash and deposits with central banks and post offices	1.348	1.474	-8,5
Loans	145.684	146.877	-0,8
• due from banks	23.777	22.278	+6,7
• loans to customers	121.907	124.599	-2,2
Dealing securities	26.125	22.357	+16,9
Fixed assets	9.815	9.822	-0,1
• investment securities	3.219	2.935	+9,7
• equity investments	4.503	4.572	-1,5
• intangible fixed assets	289	343	-15,7
• tangible fixed assets	1.804	1.972	-8,5
Differences arising on consolidation and on application of the equity method	769	959	-11,6
Other assets	27.416	21.091	+30,0
Total assets	211.157	202.580	+4,2

LIABILITIES
Payables	163.400	160.255	+2,0
• due to banks	28.198	28.534	-1,2
• due to customers and securities issued	135.202	131.721	+2,6
Provisions	4.013	4.019	-0,1
• for taxation	989	732	+35,1
• for termination indemnities	886	946	-6,3
• for risks and charges	1.940	2.037	-4,8
• for pensions and similar	198	304	-34,9
Other liabilities	24.809	20.626	+20,3
Subordinated liabilities	6.955	6.414	+8,4
Minority interests	176	271	-35,1
Shareholders’ equity	11.804	10.995	+7,4
Total liabilities	211.157	202.580	+4,2

Quarterly analisys of the Reclassified consolidated Balance Sheets

	2004				2003
	31/12	30/9	30/6	31/3	31/12	30/9	30/6	31/3
						pro-forma (1)	pro-forma (1)	pro-forma (1)
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
ASSETS
Cash and deposits with central banks and post offices	1.348	984	1.037	914	967	963	974	967

Loans	145.684	143.153	146.924	144.342	148.267	139.679	146.381	148.267
• due from banks	23.777	20.906	22.147	21.527	22.741	17.607	20.050	22.741
• loans to customers	121.907	122.247	122.815	122.815	125.526	122.072	126.331	125.526

Dealing securities	26.125	32.348	28.557	28.557	20.489	23.642	24.580	20.489

Fixed assets	9.815	9.787	9.755	9.755	9.866	9.690	9.586	9.866
• investment securities	3.219	2.967	2.913	2.913	2.950	2.864	2.895	2.950
• equity investments	4.503	4.603	4.586	4.586	4.453	4.424	4.253	4.453
• intangible fixed assets	289	290	327	327	370	334	339	370
• tangible fixed assets	1.804	1.927	1.929	1.929	2.093	2.068	2.099	2.093
Differences arising on consolidation and on application of the equity method	769	860	933	933	1.055	992	1.027	1.055

Other assets	27.416	24.464	22.496	22.496	22.131	22.893	26.460	22.131
Total assets	211.157	211.596	209.702	206.997	202.775	197.859	209.008	202.775

LIABILITIES
Payables	163.400	167.034	168.149	164.476	162.154	155.736	160.518	162.154
• due to banks	28.198	33.169	32.570	29.613	27.896	26.638	28.087	27.896
• due to customers and securities issued	135.202	133.865	135.579	134.863	134.258	129.098	132.431	134.258

Provisions	4.013	4.192	4.001	4.304	3.908	4.026	3.680	3.908
• for taxation	989	1.031	795	1.000	838	725	436	838
• for termination indemnities	886	924	929	946	971	985	971	971
• for risks and charges	1.940	1.935	1.973	2.055	1.751	2.007	1.925	1.751
• for pensions and similar	198	302	304	303	348	309	348	348

Other liabilities	24.809	22.089	22.683	19.878	19.010	20.555	27.311	19.010

Subordinated liabilities	6.955	6.705	6.801	6.666	6.533	6.484	6.784	6.533

Minority interests	176	331	318	290	354	298	292	354

Shareholders’ equity	11.804	11.245	10.973	11.383	10.816	10.760	10.423	10.816
Total liabilities	211.157	211.596	212.925	206.997	202.775	197.859	209.008	202.775

(1)       The pro forma data for the first three quarters of 2003 have been prepared to allow a comparison on a consistent basis. the pro forma figures reflect, as per usual, the line-by-line consolidation of Inter-Europa Bank and proportional consolidation of Cassa dei Risparmi di Forlì from 1 January 2003, as well as the exclusion from line- by-line consolidation of Banque Sanpaolo and proportional consolidation of Finconsumo Banca from the same date.

Parent Bank reclassified statement of income

	2004	2003 pro-forma (1)	Change 2003 / 2002	2003
	(€/mil)	(€/mil)	pro-forma (%)	(€/mil)
NET INTEREST INCOME	1.412	1.525	-7,4	1.849
Net commissions and other net dealing revenues	1.409	1.306	+7,9	1.467
Profits and losses from financial transactions and dividends on shares	132	95	+38,9	89
Profits from companies carried at equity and dividends from shareholdings	766	842	-9,0	832
NET INTEREST AND OTHER BANKING INCOME	3.719	3.768	-1,3	4.237
Administrative costs	-2.431	-2.495	-2,6	-2.723
• personnel	-1.486	-1.534	-3,1	-1.665
• other administrative costs	-827	-839	-1,4	-918
• indirect duties and taxes	-118	-122	-3,3	-140

Other operating income, net	483	469	+3,0	375

Adjustments to tangible and intangible fixed assets	-331	-335	-1,2	-339
OPERATING INCOME	1.440	1.407	+2,3	1.550
Adjustments to goodwill and merger and consolidation differences	-72	-72	—	-115
Provisions and net adjustments to loans and financial fixed assets	-353	-552	-36,1	-579
• provisions for risks and charges	-125	-111	+12,6	-117
• adjustments to loans and provisions for guarantees and	-145	-373	-61,1	-401
commitments			n.s.
• net adjustments to financial fixed assets	-83	-68	+22,1	-61
INCOME BEFORE EXTRAORDINARY ITEMS	1.015	783	+29,6	856
Net extraordinary income	223	124	+79,8	233
INCOME BEFORE TAXES	1.238	907	+36,5	1.089
Income taxes for the period	-202	-151	+33,8	-265

Change in reserves for general banking risks	—	—	n.s.	—
NET INCOME	1.036	756	+37,0	824

The 2003 pro-forma data for 2003 were not subjected to accounting review .

Parent Bank reclassified balance sheet

	31/12/2004	31/12/2003 pro-forma (1)	Change 31/12/04- 31/12/03 pro-forma	31/12/2003
	(€/mil)	(€/mil)	(%)	(€/mil)
ASSETS
Cash and deposits with central banks and post offices	750	733	+2,3	741

Loans	92.143	88.573	+4,0	91.368
• due from banks	34.939	27.381	+27,6	27.385
• loans to customers	57.204	61.192	-6,5	63.983

Dealing securities	9.202	9.054	+1,6	8.816

Fixed assets	14.954	15.253	-2,0	14.820
• investment securities	2.365	2.458	-3,8	2.458
• equity investments	10.650	10.734	-0,8	10.291
• intangible fixed assets	702	797	-11,9	797
• tangible fixed assets	1.237	1.264	-2,1	1.274

Other assets	8.846	8.485	+4,3	9.235
Total assets	125.895	122.098	+3,1	124.980

LIABILITIES
Payables	98.789	95.130	+3,8	97.470
• due to banks	37.029	36.566	+1,3	37.800
• due to customers and securities issued	61.760	58.564	+5,5	59.670

Provisions	2.033	2.014	+0,9	2.490
• for taxation	381	202	+88,6	660
• for termination indemnities	468	518	-9,7	529
• for risks and charges	1.184	1.294	-8,5	1.301
• for pensions and similar	—	—	n.s.	—

Other liabilities	7.395	8.297	-10,9	8.787

Subordinated liabilities	6.588	5.887	+11,9	5.887

Shareholders’ equity	11.090	10.770	+3,0	10.346
• capital	5.218	5.144		5.144
• reserves	4.836	4.802		4.378
• net income	1.036	756		824
• adjustments for alignment with net income	—	68		—
Total liabilities	125.895	122.098	+3,1	124.980

The 2003 pro-forma data for 2003 were not subjected to accounting review.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball

Title: Head of International Strategy, London Branch

Date: March 22, 2005